

Mail Stop 3561

June 20, 2016

Via E-mail
Mr. David Jones
Chief Financial Officer
Iconix Brand Group, Inc.
1450 Broadway
New York, NY 10018

  Re: Iconix Brand Group, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2015
    Amendment No. 1 to Form 10-K for the Year Ended December 31, 2015
    Response Dated May 31, 2016
    File No. 001-10593

Dear Mr. Jones:

  We have reviewed your May 31, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 3, 2016 letter.

Form 10-K for the Year Ended December 31, 2015

Amendment No. 1 to Form 10-K for the Year Ended December 31, 2015

Index to Consolidated Financial Statements and Financial Statement Schedule
Note 8. Earnings (Loss) Per Share, page 54

1. Your response to comment 5 indicates that you concluded that the non-controlling interests associated with LC Partners, Iconix SE Asia and Iconix MENA are redeemable at an amount other than fair value due to the presence of a floor price in the redemption formulas. We also note that you have adopted a policy to treat only the portion of the periodic adjustment to the instrument's carrying amount that reflects a redemption in

excess of fair value in determining the effect on your earnings per share computation. Further, we note that you determine fair value using the formulas that are based on fixed multiples of revenue as specified in the underlying joint venture operating arrangements. Please tell us how your determination of fair value, for purposes of calculating the excess of the redemption amount over fair value, is in accordance with the fair value principles of ASC 820, providing your underlying calculations and assumptions as of December 31, 2015. In this regard, if you believe the redemption formula based on a fixed multiple of revenue for each of these put instruments represents fair value from a market participant perspective under ASC 820 as of December 31, 2015, please provide persuasive support for that belief.

2.   We note your response to comment 5 and understand that you also account for the non-controlling interests associated with Iconix Europe as redeemable non-controlling interest and that you believe the put issued to the joint venture partner includes a fair value redemption feature. Please tell us the redemption formula and explain how you have considered footnote 18 to paragraph 21 of ASC 480-10-S99-3A in reaching your conclusion if the formula is based on a fixed multiple of earnings or other similar measure.

3.   We note your response to comment 5. Please tell us how you calculate the periodic adjustment to the redemption value for each of the four put instruments related to LC Partners, Iconix SE Asia, Iconix MENA and Iconix Europe, providing a quantified analysis for each of the adjustments for the year ended December 31, 2015.

You may contact Myra Moosariparambil at (202) 551-3796 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3650 with any other questions.

Sincerely,

/s/ Joel Parker for

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel, and Mining